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                                                     May 13, 2009





Securities and Exchange Commission
Division of Corporation Finance
Washington, DC  20549
Attn:  Maryse Mills-Apentang


                  Re:      Patient Portal Technologies, Inc.
                           File No.  000-53145
                           Preliminary Proxy Statement on Schedule 14A

Ladies and Gentlemen:

         We enclose for your review Amendment No. 1 on Schedule 14A to the Information Statement on Schedule 14C of Patient Portal Technologies, Inc. (the "Company"), together with a copy marked to show the changes from the original Preliminary Information Statement on Schedule 14C filed by the Company on April 27, 2009.

         The following are our responses to the comments set forth in your May 7 letter. For your convenience, our responses are numbered and correspond to your numbered comments.

         1. Following telephone consultation our counsel had with Kevin Dougherty, Esq., of the Division of Corporation Finance, the Company has decided to solicit proxies from all its stockholders relative to its proposals. Accordingly, the enclosed filing is in the form of a proxy statement on Schedule 14A and has been revised to provide for the solicitation of proxies from all the stockholders. As we discussed with Attorney Dougherty, this should render unnecessary and moot your request for further information concerning the Company's use of a Schedule 14C information statement.

         2. We are filing our certificate of incorporation, together with all amendments, and our bylaws as exhibits to this Schedule 14A.

         3. We have conspicuously incorporated by reference the financial statements contained in our Annual Report on Form 10-K both in the section seeking with the authorization of the new Series C Preferred Stock (Proposal 2;
F. Financial Information) and the section seeking authorization of the blank check preferred (Proposal 3; H. Financial Information). We intend to deliver copies of our Annual Report of Form 10-K to each of our stockholders together with the definitive proxy statement as our annual report complying with Rule 14a-3(b).

         4. We have added this disclosure where relevant in a number of places throughout the description of Proposal 2. Specifically, we call your attention to the new section A, Existing Capital Structure; Conversion of Existing Preferred Stock under the heading Proposal 2, which explains the current capital structure and the changes created by the authorization of the 200,000 shares of Series C Preferred.


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         5. Regarding  Series A Preferred Stock and Series B Preferred Stock, in
April 2009 all shares of both series of preferred stock were converted by agreement of the Company and the holders into 1,170,873 shares of Common Stock. This transaction and the reasons for it are now discussed in the new section A, Existing Capital Structure; Conversion of Existing Preferred Stock under the heading Proposal 2.

         Regarding the impact of Proposal 2 and Proposal 3 on the capital structure, we have included the requested table under Proposal 3; F. Pro Forma Capitalization.

         6. We have added disclosure under Proposal 2; Existing Capital Structure; Conversion of Existing Preferred Stock to the effect that the Company has no plans to issue any additional shares of Series C Preferred Stock at this time.

         7. We have added more robust disclosure concerning the possible anti-takeover effects of the Blank Check Preferred proposal which now appears under Proposal 3; C. Blank Check Stock Amendment; 3. Impact Upon a Possible Change of Control.

         8. Approval of the Blank Check Preferred amendment will not create any additional shares of preferred stock. The Company's Certificate of Incorporation currently authorizes 1,000,000 undesignated shares of preferred stock. Of these, 200,000 shares will be designated as the Series C Preferred Stock and the remaining 800,000 will remain available for designation and future issuance. We have added disclosure addressing this fact, and that the Company currently has no plans to designate or issue any additional preferred stock, under Proposal 2;
A. Existing Capital Structure; Conversion of Existing Preferred Stock; under Proposal 3; C. Blank Check Stock Amendment; 1. Generally; and under Proposal 3;
C. Blank Check Stock Amendment; 2. Capitalization.

         9. We have included considerably more robust disclosure of the terms of the Plan under Proposal 3; A. Material Terms of the Company's 2009 Long-Term Incentive Stock Option Plan. We understand that the Company has no current plans to issue any awards in any particular amounts to any particular officers or employees under the Plan. Accordingly, it would appear to us that only Item 10(a)(1) of Schedule 14A is applicable and there is no need for information specified in the new plan benefits table. We believe that this is consistent with Interpretations 25-40 of the Compliance and Disclosure Interpretations of the Proxy Rules and Schedule 14A.

         As requested in your letter, the Company acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Should you have any further questions, please direct them to me at the above address or by facsimile at 315.579.2980. We believe that the Dutchess transaction represents a significant opportunity for the Company and our stockholders; accordingly, we wish to schedule our annual meeting for the soonest date practicable. We appreciate your cooperation and help.

                                                     Yours very truly,

                                                     /s/ Kevin J. Kelly

                                                     Kevin J. Kelly,
                                                     CEO

cc:      Kevin Dougherty, Esq.










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